SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2012
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer ID (CNPJ/MF): 00.108.786/0001 -65

Company Registry (NIRE): 35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

DATE, TIME AND VENUE: On July 11, 2012, at 10:30 a.m., at the Company’s headquarters located at Rua Verbo Divino, 1356, 1º andar, in the City and State of São Paulo.

ATTENDANCE: The Board members representing the necessary quorum, as per signatures below, and the Company's officers (José Antônio Guaraldi Félix, Chief Executive and Investor Relations Officer and Roberto Catalão Cardoso, Chief Financial Officer and Secretary at the Meeting), present throughout the meeting.

PRESIDING BOARD: José Antônio Guaraldi Félix – Chairman and Roberto Catalão Cardoso – Secretary.

DOCUMENTS: 1)  Correspondence from the Company’s controlling shareholders, dated July 6, 2012; and 2)  Opinion of the distinguished jurist Dr. Luiz Leonardo Cantidiano. The documents of the meeting, signed by the Secretary, are an integral part of these Minutes and will be filed at the Company’s headquarters.

AGENDA: 1) Presentation of correspondence delivered by the Company’s controlling shareholders, informing the Company of their decision not to proceed with a public tender offer relating to the deregistration of the Company; and   2) decision on whether to hold the Special Shareholders’ Meeting scheduled for July 17, 2012.

RESOLUTIONS:

In an Extraordinary Meeting held on June 26, 2012, the Board decided to call a Special Shareholders’ Meeting to be held on July 17, 2012, in view of correspondence delivered by shareholders with more than 10% of the Company’s outstanding publicly held shares, pursuant to Art. 4-A of Law no. 6,404/76. On July 5, 2012, Embratel Participações S.A. announced in its Statement of Material Fact that the Company’s controlling shareholders had decided not to proceed with apublic tender offer  relating to the deregistration of the Company, and to proceed only with a public tender offer relating to the change of control of the Company and the exit of the Company from the Level 2 differentiated corporate governance segment of the BM&FBovespa, as communicated to the Company’s shareholders through a Statement of Material Fact dated July 6, 2012.

1) The Board members were presented with correspondence delivered by the Company's controlling shareholders, Embratel Participações S.A., Empresa Brasileira de Telecomunicações S.A. – EMBRATEL and GB Empreendimentos e Participações S.A. (jointly designated as “Offerors”), dated July 6, 2012, followed by the opinion of the distinguished jurist Dr. Luiz Leonardo Cantidiano, in which they: i) informed the Company of their decision not to proceed with a public tender offer relating to the deregistration of the Company; ii) announced that they will only proceed with a public tender offer relating to the change of control of the Company and its exit from the Level 2 differentiated corporate governance segment of the BM&FBovespa; and iii) requested the cancellation of the Special Shareholders’ Meeting scheduled for July 17, 2012.

MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF

  NET SERVIÇOS DE COMUNICAÇÃO S.A., HELD ON JULY 11, 2012

2)    The Board members discussed the content of the correspondence delivered by its controlling shareholders, as well as the fact that the Offerors had informed the Company that they will present a new draft Edital to the CVM’s Securities Registration Department  (“SRE-CVM”) for its review and therefore, of the applicability of the procedure set forth in Art. 4-A of Law 6,404/76 for a public offer relating to the Company’s exit from the Level 2 differentiated corporate governance segment of the BM&FBovespa.

3) Subsequently, the Board members decided not to hold a Special Shareholders’ Meeting until the SRE-CVM has reviewed the Edital and commented on the procedures relating to the Company’s exit from the Level 2 differentiated corporate governance segment of the BM&FBovespa.  Accordingly, the Board members decided to cancel the Special Shareholders’ Meeting previously scheduled for July 17, 2012. Once the Edital has been reviewed by the SRE-CVM, the Board may determine to call a new Special Shareholders’ Meeting, if considered necessary.  The abstention of Board members Jorge Luiz de Barros Nóbrega and Rossana Fontenele Berto is hereby recorded.

CLOSURE: There being no further business to address, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all attending members and by the Secretary.

SIGNATURES:

Chairman: José Antônio Guaraldi Félix

Secretary: Roberto Catalão Cardoso

José Formoso Martínez

MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF

  NET SERVIÇOS DE COMUNICAÇÃO S.A., HELD ON JULY 11, 2012

Carlos Henrique Moreira

Isaac Berensztejn

Antonio Oscar de Carvalho Petersen Filho

Antonio João Filho

Jorge Luiz de Barros Nóbrega

Rossana Fontenele Berto

Mauro Szwarcwald

Fernando Carlos Ceylão Filho

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 11, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.